EXHIBIT 99.1

For Immediate Release	Date: April 18, 2023
23-34-TR

Teck to host Copper Growth Conference Call on April 18, 2023

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will host a conference call to discuss Teck Metals’ copper growth portfolio on Tuesday, April 18, 2023.

The webcast will be held as follows:

Date:	Tuesday, April 18, 2023
Time:	1:30 p.m. PT / 4:30 p.m. ET
Listen-Only Webcast:	Join Me
Dial In for Investor & Analyst Q&A:	416.915.3239 or 1.800.319.4610
Quote “Teck Resources”, to join the call

An archive of the conference call will be available at teck.com within 24 hours.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Investor Contact:

H. Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Engagement

604.699.4514

dale.steeves@teck.com